www.resverlogix.com

RESVERLOGIX

07021895

Via

RECEIVED

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

March 16, 2007

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between March 1, 2007 through March 15, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

for:
Kelly McNeill
Chief Financial Officer

Enclosures

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

dlw 3/20

RESVERLOGIX

www.resverlogix.com

35003

RECEIVED

For Immediate Release TSX Exchange Symbol: RVX

Resverlogix Announces Alzheimer's Research Program

ApoA-I emerging as new paradigm target for cognitive function

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Calgary, AB, March 5, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce that it has initiated a research program dedicated to ApoA-I production and its therapeutic potential for disorders that effect cognitive function such as Alzheimer's Disease (AD). Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative diseases such as Alzheimer's. Resverlogix has molecules potent and selective in raising plasma ApoA-I/HDL by increasing ApoA-I production that may beneficially impact AD. The Alzheimer's program will be developed in RVX Therapeutics', a wholly owned subsidiary of Resverlogix Corp. and does not signal a change in any other processes or programs currently underway at Resverlogix.

"There remains a great unmet need in this therapeutic area," stated Dr. Jan Johansson, Senior Vice President of Clinical Affairs at Resverlogix. "The growing body of evidence illustrating the ApoA-I/HDL protective role in neurodegenerative diseases such as Alzheimer's, make a compelling argument for our lead ApoA-I technology, NexVas PR. We are truly excited about this opportunity for this very important therapeutic area," Dr. Johansson further stated.

Neurodegenerative diseases such as Alzheimer's are one of the most debilitating in the developed world with a prevalence of an estimated 15 million people in the United States (U.S.) alone by 2050. In a report commissioned by the Alzheimer's Association, caregiver costs in the U.S. are estimated at US$36.5 billion which includes loss of productivity, absenteeism and worker replacement. The indirect costs of AD would also be greatly reduced; it is estimated that one-half to two-thirds of the cost of AD care stems from unpaid caregivers (often family members), who spend 16-35 hours per week looking after a person with AD. These figures underscore the importance of developing new therapies to aide the socioeconomic burden of AD.

"A core part of our business strategy is to build a robust pipeline of therapeutic opportunities for our potent ApoA-I raising molecules," stated Kenneth Lebioda, Senior Vice President of Business and Market Development. "Alzheimer's Disease represents the next important step for our lead technology NexVas PR into researching and developing novel therapeutics for the grievous burden that this disease has on health systems, families and patients," Mr. Lebioda added.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the main underlying cause of vascular diseases such as cardiovascular disease (CVD) and Alzheimer's Disease (AD). The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis, with a TGF- Beta inhibitor. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

35003

For further information please contact:

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

35003

RECEIVED

2007 MAR 15 A 9:27

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

March 5, 2007

3. News Release

March 5, 2007 via CCN Matthews.

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix") announced that it has initiated a research program dedicated to ApoA-I production and its therapeutic potential for disorders that effect cognitive function such as Alzheimer's Disease (AD).

5. Full Description of Material Change

Resverlogix Corp. ("Resverlogix") announced that it has initiated a research program dedicated to ApoA-I production and its therapeutic potential for disorders that effect cognitive function such as Alzheimer's Disease (AD). Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative diseases such as Alzheimer's. Resverlogix has molecules potent and selective in raising plasma ApoA-I/HDL by increasing ApoA-I production that may beneficially impact AD. The Alzheimer's program will be developed in RVX Therapeutics', a wholly owned subsidiary of Resverlogix Corp. and does not signal a change in any other processes or programs currently underway at Resverlogix.

Neurodegenerative diseases such as Alzheimer's are one of the most debilitating in the developed world with a prevalence of an estimated 15 million people in the United States (U.S.) alone by 2050. In a report commissioned by the Alzheimer's Association, caregiver costs in the U.S. are estimated at US$36.5 billion which includes loss of productivity, absenteeism and worker replacement. The indirect costs of AD would also be greatly reduced; it is estimated that one-half to two-thirds of the cost of AD care stems from unpaid caregivers (often family members), who spend 16-35 hours per week looking after a person with AD. These figures underscore the importance of developing new therapies to aide the socioeconomic burden of AD.

6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information

N/A

8. Executive Officer

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

35003

9. **Date of Report**

March 5, 2007

www.resverlogix.com

35003

RESVERLOGIX

For Immediate Release TSX Exchange Symbol: **RVX**

Resverlogix RVX-208 Passes Key Toxicology Milestone

Safety Established in Non-Human Primate and Rodent Studies

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Calgary, AB March 7, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today favorable results from 28-day toxicology studies conducted on its lead drug compound RVX-208. With the completion of this critical component of the drug development program for RVX-208, the focus will shift toward completion of an Investigational New Drug (IND) application to support clinical development.

"As part of our preparations for human clinical trials, we have characterized important aspects of the efficacy and safety of RVX-208" stated Dr. Gregory S. Wagner, Ph.D., Senior Vice President Preclinical Development, Resverlogix. "The pharmacology data collected during a three week study in mice indicate that the efficacy progressively increased with the duration of treatment, thus making the molecule attractive for chronic therapy. The 28-day toxicity studies conducted in rats and monkeys indicate that high doses of RVX-208 are safe and well tolerated on repeated oral administration. These combined findings confirm the positioning of RVX-208 as a novel therapeutic agent designed to positively regulate levels of Apolipoprotein A-1 (ApoA-I) and HDL, along with a significant margin of safety." Dr. Wagner added further, "With these data in hand we will now focus on completing our IND program and initiation of the Phase I clinical program for RVX-208."

"We are very pleased with the speed and the results of the IND enabling studies and clinical preparations for RVX-208," said Dr. Jan Johansson, M.D., Ph.D., Senior Vice President Clinical Affairs, Resverlogix. "ApoA-I enhancement via novel small molecules represents the next major paradigm in reducing cardiovascular risk. The recent efficacy and safety results of RVX-208 position this molecule as a leading drug candidate to meet the great unmet medical need to stabilize and regress atherosclerosis".

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the main underlying cause of cardiovascular disease (CVD). The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

For further information please contact:

35003

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Website: www.resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

35003

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

March 7, 2007

3. News Release

March 7, 2007 via CCN Matthews.

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix") announced favorable results from 28-day toxicology studies conducted on its lead drug compound RVX-208. With the completion of this critical component of the drug development program for RVX-208, the focus will shift toward completion of an Investigational New Drug (IND) application to support clinical development.

5. Full Description of Material Change

Resverlogix Corp. ("Resverlogix") announced favorable results from 28-day toxicology studies conducted on its lead drug compound RVX-208. With the completion of this critical component of the drug development program for RVX-208, the focus will shift toward completion of an Investigational New Drug (IND) application to support clinical development.

"As part of our preparations for human clinical trials, we have characterized important aspects of the efficacy and safety of RVX-208" stated Dr. Gregory S. Wagner, Ph.D., Senior Vice President Preclinical Development, Resverlogix. "The pharmacology data collected during a three week study in mice indicate that the efficacy progressively increased with the duration of treatment, thus making the molecule attractive for chronic therapy. The 28-day toxicity studies conducted in rats and monkeys indicate that high doses of RVX-208 are safe and well tolerated on repeated oral administration. These combined findings confirm the positioning of RVX-208 as a novel therapeutic agent designed to positively regulate levels of Apolipoprotein A-1 (ApoA-I) and HDL, along with a significant margin of safety." Dr. Wagner added further, "With these data in hand we will now focus on completing our IND program and initiation of the Phase I clinical program for RVX-208."

6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information

N/A

8. Executive Officer

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. Date of Report

March 8, 2007

END